UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41324

AKANDA CORP.

(Name of registrant)

100 King Street W, Suite 1600

Toronto, Ontario M5X 1G5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F          ☐ Form 40-F

First Towers Closing

On March 5, 2025, Akanda Corp. (the “Company”) entered into a Share Exchange Agreement (the “SEA”) with First Towers & Fiber Corp., a corporation existing under the laws of the Province of British Columbia (“FTFC”) and the common shareholders of FTFC (the “Shareholders”). Subject to the terms and conditions set forth in the SEA, the parties agreed to enter into a business combination transaction (the “Business Combination”), pursuant to which, among other things, all of the common shares of FTFC shall be exchanged for either common shares, no par value, of the Company (the “Purchaser Shares”), or cash payable over time and evidenced by a promissory note (the “Consideration Note”), and FTFC shall continuing as a wholly owned subsidiary of the Company.

On August 21, 2025 but dated as of August 19, 2025, the Company and FTFC, individually and on behalf of the Shareholders, entered into an amendment to the SEA (the “Amendment”, and combined with the SEA as amended, the “Amended SEA”), which amends certain terms of the SEA, including the following:

1.	Instead of issuing Purchaser Shares to the Shareholders at the closing pursuant to the SEA, the Company will issue instead, subject to post-closing shareholder approvals as described below, (a) newly authorized Class A Special Shares of the Company (the “Class A Special Shares”), that convert into an aggregate number of common shares of the Company equal to 19.9% of the common shares of the Company issued and outstanding at the Closing (as defined below) and (b) newly authorized Class B Special Shares of the Company (the “Class B Special Shares” and, with the Class A Special Shares, the “Special Shares”), that convert into the remaining Purchaser Shares otherwise issuable to the Shareholders under the SEA.

2.	The closing date, as defined in the SEA, has been amended to mean the date the Amendment was entered into. Accordingly, the closing of the Business Combination was August 21, 2025 but dated as of August 19, 2025 (the “Closing”), and FTFC is a wholly-owned subsidiary of the Company as of such date.

3.	The common shares underlying the Class A Special Shares and the Class B Special Shares (collectively, the “Common Shares”), shall be registered for resale pursuant to the terms of a Registration Rights Agreement entered into at the Closing by the Company and FTFC on behalf of the Shareholders (the “Registration Rights Agreement”).

4.	The Company will convene and conduct a special meeting of shareholders (the “First Shareholder Meeting”) within forty-five days of the Closing, to solicit proxies in support of a special resolution of the Company’s shareholders approving an amendment of the articles of incorporation of the Company to provide for the issuance of the Special Shares. The First Shareholder Meeting is currently scheduled for August 29, 2025.

5.	The Company’s Board of Directors and its executive officers as of immediately prior to the Closing, will remain as the Company’s Board of Directors and executive officers. Management of FTFC, as a wholly-owned subsidiary of the Company, will include Christopher Cooper, President, Francisco Juarez, VP and Chief Operating Officer, and Edgar Contreras, Country Manager.

6.	Certain closing conditions in the SEA, including with respect to a pre-closing financing and the filing of a Registration Statement on Form F-4, have been either waived or deleted as a covenant in the Amendment.

7.	In addition to holding the First Shareholder Meeting, the Company shall hold a special meeting of shareholders (the “Second Shareholder Meeting”), for the purpose of obtaining such approval as may be required by the applicable rules and regulations of Nasdaq from the common shareholders of the Company with respect to the issuance of (a) the Common Shares issuable upon conversion of the Class B Special Shares and (b) common shares of the Company underlying certain promissory notes of FTFC to be recapitalized at Closing and assumed by the Company pursuant to the terms of the Amended SEA, as described further below. If the Company does not obtain such shareholder approval at the first such meeting, the Company shall call a meeting every thirty days thereafter to seek such approval until obtained.

A copy of each of the Amendment and the Registration Rights Agreement is filed with this Form 6-K as Exhibit 10.1 and 10.2, respectively, and the foregoing description of the Amendment and the Registration Rights Agreement is qualified in its entirety by reference thereto.

Assumption of FTFC Indebtedness

Dated as of August 19, 2025, in connection with the Business Combination and the Closing, the Company entered into a Debt Settlement Agreement (the “PGC DSA”) and a Convertible Promissory Note (the “PGC Note”) with PGC Finco Inc. (“PGC”), and a Debt Settlement Agreement (the “Dunstan DSA”) and a Convertible Promissory Note (the “Dunstan Note”) with Dunstan Holdings Ltd. (“Dunstan”).

Pursuant to the PGC DSA, in satisfaction of all indebtedness of FTFC to PGC through the Closing, the Company assumed indebtedness of FTFC in the aggregate principal amount of US$4,153,078 which is evidenced by the PGC Note, and the Company agreed to pay to PGC a cash payment of $500,000 and issue to PGC, upon shareholder approval therefor, 1,741,129 Class B Special Shares.

Pursuant to the Dunstan DSA, in satisfaction of all indebtedness of FTFC to Dunstan through the Closing, the Company assumed indebtedness of FTFC in the aggregate principal amount of US$756,917.28 which is evidenced by the Dunstan Note, and the Company agreed to issue to PGC, upon shareholder approval therefor, 547,569 Class B Special Shares.

Each of the PGC Note and the Dunstan Note (collectively, the “Notes”) has a maturity date of August 19, 2031, has an interest rate of 8-1/2% per annum payable semiannually in arrears, and are secured by all of the assets of the Company. The Notes are subject to customary events of default.

Each Note may be converted from time to time by either the Company or the holder of the Note, into common shares of the Company, subject to first obtaining approval from the shareholders of the Company at the Second Shareholder Meeting. The conversion price shall be a price per share equal to the greater of (a) $0.2720 and (b) a ten percent discount to the seven trading day VWAP immediately prior to receipt of the conversion notice.

A copy of each of the PGC DSA, the Dunstan DSA, the PGC Note and the Dunstan Note is filed with this Form 6-K as Exhibit 10.3. 10.4, 10.5 and 10.6, respectively, and the foregoing description of the PGC DSA, the Dunstan DSA, the PGC Note and the Dunstan Note is qualified in its entirety by reference thereto.

Consideration Note

Dated as of August 19, 2025, in connection with the Business Combination and the Closing, the Company entered into the Consideration Note with a Shareholder. The Consideration Note is in the principal amount of US$14,133,966. It has a maturity date of August 19, 2027 and has an interest rate of 16% per annum payable quarterly. The Notes are subject to customary events of default.

In addition, the Company paid to the holder of the Consideration Note a commitment fee of $424,018.98.

The Consideration Note is secured by all of the assets of the Company pursuant to a General Security Agreement dated as of August 19, 2025 (the “GSA”), but such security interest has been subordinated to the Notes and the security interest held by PGC and Dunstan.

A copy of the Consideration Note and the GSA is filed with this Form 6-K as Exhibit 10.7 and Exhibit 10.8, and the foregoing description of the Consideration Note and the GSA is qualified in its entirety by reference thereto.

Press Release

On August 22, 2025, the Company issued a press release announcing the consummation of the Business Combination. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements.” Such statements which are not purely historical (including, but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “intends,” “would,” “could” and “estimates”) are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future, including but not limited to, the post-closing covenants of the Company under the Amended SEA.

Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the Company and FTFC to successfully obtain the required Nasdaq and shareholder approvals under the post-closing covenants in the Amended SEA, which could adversely affect the combined company or the expected benefits of the Business Combination; (iii) failure to realize the anticipated benefits of the Business Combination; (iv) the limited operating history of each of the Company and FTFC; (v) the ability of each of the Company and FTFC to grow and manage its growth effectively; (vi) the ability of each of the Company and FTFC to execute their respective business plan; (vii) estimates of the size of the markets for their respective products; (viii) the rate and degree of market acceptance of their respective products; (ix) the Company’s ability to identify and integrate acquisitions, including the integration of FTFC; (x) future investments in technology and operations; (xi) potential litigation involving the Company or FTFC; (xii) risks relating to the uncertainty of the projected financial information with respect to FTFC; (xiii) the effects of competition on FTFC’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for either party’s products and services; (xvii) the ability to meet Nasdaq’s listing standards following the consummation of the Business Combination; (xviii) the ability the Company or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future; and (xix) such other risks and uncertainties as are discussed in the Company’s Annual Report on Form 20-F filed with the SEC. Other factors include the possible failure to receive required security holder approvals. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this Form 6-K, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although the Company believes that the beliefs, plans, expectations and intentions contained in this Form 6-K are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in the Company’s reports and statements filed from time-to-time with the Securities and Exchange Commission.

Exhibit Number	Description
10.1	Amendment #2 to Share Exchange Agreement dated as of August 19, 2025
10.2	Registration Rights Agreement dated August 19, 2025
10.3	Debt Settlement Agreement with PGC Finco Inc.
10.4	Debt Settlement Agreement with Dunstan Holdings Ltd.
10.5	Convertible Promissory Note with PGC Finco Inc.
10.6	Convertible Promissory Note with Dunstan Holdings Ltd.
10.7	Promissory Note with 1353744 B.C. Ltd.
10.8	General Security Agreement in favor of 1353744 B.C. Ltd.
99.1	Press Release dated August 22, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: August 22, 2025	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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